[redacted]

SECUR 09058182 ION

SEC Mail Processing Section

FEB 24 2009

Washington, DC 105

C M

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 3315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2008 (MM/DD/YY) AND ENDING DECEMBER 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HERBERT J. SIMS & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3530 POST ROAD
(No. and Street)

SOUTHPORT	CONNECTICUT	06890
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – *if individual, state last, first, middle name*)

295 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/17

OATH OR AFFIRMATION

I, JASON H. DIAMOND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HERBERT J. SIMS & CO., INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

DONNA HART
NOTARY PUBLIC
MY COMMISSION EXPIRES 12/31/2009

[Signature]
Signature

CHIEF FINANCIAL OFFICER
Title

Donna Hart
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOX & JURAN
CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholder
Herbert J. Sims & Co., Inc.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying consolidated balance sheet of Herbert J. Sims & Co., Inc. and Subsidiaries as of December 31, 2008. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the consolidated financial position of Herbert J. Sims & Co., Inc. and Subsidiaries as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Fox & Juran

New York, N.Y.

January 26, 2009

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2008

ASSETS

Cash and cash equivalents (Notes 1F and 9)	$ 1,959,605
Receivable from clearing agent, net (Note 4)	4,701,873
Securities owned at market value (Note 1C)	2,995,447
Accrued interest receivable	77,267
Other receivables	484,506
Prepaid expenses, etc.	1,821,268
Secured demand note receivable collateralized by marketable securities (Note 5)	450,000
Equipment and furniture, at cost less accumulated depreciation of $485,407 (Note 1E)	297,615
Investments (Note 2)	26,002
Deposits (Note 8)	64,586
TOTAL ASSETS	$ 12,878,169

See Notes To Consolidated Financial Statements

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2008

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Securities sold not yet purchased, at market value (Note 1C)		$ 45,445
Accounts payable and accrued expenses		2,444,827
Income taxes (Note 6)		1,152,182
		$ 3,642,454
Subordinated borrowings (Note 5)		450,000
TOTAL LIABILITIES		$ 4,092,454
Commitments and Contingencies (Note 8)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value; authorized 2,500 shares, issued 2,119 shares	$ 64,939	
Additional paid-in capital	184,212	
Retained earnings	9,180,347	
Less treasury stock, at cost	(643,783)	
TOTAL STOCKHOLDER'S EQUITY		8,785,715
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 12,878,169

See Notes To Consolidated Financial Statements

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008

1. SIGNIFICANT ACCOUNTING POLICIES

A. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Sims Mortgage Funding, Inc., HJS Advisors, Inc. and Herbert J. Sims Capital Management Inc. Appropriate inter-company balances and transactions have been eliminated (See Note 2).

B. Security transactions are recorded on a settlement date basis which is generally three business days after trade date.

C. Securities are stated at fair market value. Unrealized gains and losses are reflected in income currently.

D. The Company recognizes income from underwriting participations and underwriting management fees on the date of settlement with the issuer of the related debt securities.

E. Depreciation of furniture and equipment is computed using various accelerated methods over class lives of generally five to seven years.

F. Cash balances at the Company's banks and financial institutions may exceed insurable amounts. The Company believes it mitigates its risks by depositing cash and equivalents in major financial institutions.

2. THE COMPANY

The Company, which is a wholly owned subsidiary of Teksys Corporation, a holding company, operates as a securities broker & dealer and also engages in other related financial activities. Sims Mortgage Funding, Inc., a wholly-owned subsidiary of the Company, provides HUD-insured mortgage banking services. HJS Advisors, Inc., a wholly-owned subsidiary of the Company, acts as managing member/limited partner in an entity in which it has an interest. Herbert J. Sims Capital Management Inc, a wholly-owned subsidiary of the Company, is a licensed insurance broker. The Company has a 99% interest in Longview LLC and a 20% interest in HJ Sims Investments LLC which have various equity and debt interests in various retirement facilities.

3. CUSTOMER TRANSACTIONS

The Company clears its financial transactions with customers through a clearing agent, on a fully disclosed basis as an introducing broker, and meets all other requirements of Rule 15c3-3.

4. FINANCIAL ACCOMMODATIONS - CLEARING AGENT

Under its fully disclosed clearing agreement, the Company has agreed to maintain a "Deposit Account" that shall at all times contain cash and/or securities with a minimum market value of $100,000.

5. SUBORDINATED BORROWINGS

The subordinated liability payable to the Company's principal officer is pursuant to a secured demand note collateral agreement which matures May 31, 2009. The agreement has been approved by the National Association of Securities Dealers, Inc. and the subordinated borrowing is available for use in computing net capital under the Securities & Exchange Commission's uniform net capital rule. Such borrowing may not be repaid to the extent it is required to maintain compliance with minimum net capital requirements. Cash and securities in the amount of approximately $557,000 have been deposited, as collateral, with the clearing agent as required by the agreement (See Note 11).

6. INCOME TAXES

Income tax credits of the Company consists of the following:

Deferred income taxes, net	$ 1,135,000
Current Federal and State income taxes credits	(2,272,068)
TOTAL TAXES	$(1,137,068)

Income taxes have been reduced by net operating losses and tax exempt interest.

Deferred income taxes result from the Company's share of losses included in its tax return for the year ended March 31, 2008. Losses of approximately $3,100,000 have been allocated to the Company from its various equity interests in limited liability companies (see Note 2).

7. 401(K) EMPLOYEE SAVINGS AND RETIREMENT PLAN

As of January 1, 1995, the Company adopted a 401(k) Employee Savings and Retirement Plan covering all eligible employees, as defined. Employee contributions of up to 100% of paid compensation may be made, subject to defined limitations. Employer contributions to the plan are discretionary and are based on participants' annual compensation. For the year ended December 31, 2008, the Company made no contribution into the plan.

8. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting contractual commitments. At December 31, 2008, there were no open contractual commitments relating to such transactions.

The Company leases office space in Connecticut, Florida, New Jersey and Texas under agreements extending through March 2011. Minimum annual rentals are as follows:

YEARS ENDED DECEMBER 31,	
2009	$ 476,756
2010	395,382
2011	19,626
	$ 891,764

In addition, the Company is responsible for its share of future increases in building taxes, utilities and operating expenses. The Company has deposited with various landlords $58,488 as security.

8. COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company leases equipment under non-cancellable operating leases that expire as follows:

YEARS ENDED DECEMBER 31,	
2009	$ 91,466
2010	73,467
2011	47,276
2012	29,493
	$ 241,702

The Company's wholly owned subsidiary, Sims Mortgage Funding, Inc. leases office space in Pearl River, New York under an agreement extending through July 31, 2009. Security in the amount of $6,098 has been deposited with the landlord. Minimum annual rentals are as follows:

YEARS ENDED DECEMBER 31,	
2009	$ 26,800

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

At December 31, 2008 cash on deposit in a high quality financial institution exceeded insured bank limits by approximately $30,000.

10. LITIGATION

The Company is, from time to time, a party to legal proceedings arising in the normal course of its business. Management believes that none of the legal proceedings currently outstanding will have a material adverse effect on the Company's business, financial condition or results of operations.

11. MINIMUM NET CAPITAL

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and related net capital ratio may fluctuate on a daily basis. At December 31, 2008 the Company's net capital and aggregate indebtedness, as defined, were $4,819,039 and $2,276,922 respectively. The net capital ratio was .4725 to 1 or 47.25%. Net capital exceeded requirements by $4,569,039.

12. ANNUAL REPORT

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the Statement of Financial Condition is available for examination at the Company's principal place of business 3530 Post Road, Southport, Connecticut 06890 and at the regional office of the Commission located at World Financial Center, Room 4300, New York, New York 10281.

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT

OF FINANCIAL CONDITION

DECEMBER 31, 2008